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                            August 4, 2023

       Benjamin S. Miller
       Chief Executive Officer
       Fundrise Growth eREIT III, LLC
       11 Dupont Circle NW
       9th Floor
       Washington, D.C. 20036

                                                        Re: Fundrise Growth
eREIT III, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 18, 2023
                                                            File No. 024-12267

       Dear Benjamin S. Miller:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2023 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1.                                                   We note your response
to prior comment 1. Additionally, we note your $30
                                                        million investment in a
non-controlling member interest in SW4 JV LP. We also note
                                                        that it appears SW4 JV
LP is controlled by American Landmark Apartments.
                                                        Accordingly, it appears
that American Landmark Apartments is also your sponsor. Please provide the disclosure
referenced in Industry Guide 5. Please provide the prior
                                                        performance narrative
and prior performance tables for American Landmark Apartments required by Item 8.
Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of
                                                        Form 1-A and CF
Disclosure Guidance Topic No. 6.
 Benjamin S. Miller
Fundrise Growth eREIT III, LLC
August 4, 2023
Page 2
2. We note that your $30 million investment in a non-controlling member interest in SW4 JV
      LP is 83.5% of total assets. Please provide a detailed legal analysis explaining why you
      believe you are not an    investment company    as defined in the
Investment Company Act
      of 1940 (the    1940 Act   ). Please tell us which exclusions from the
1940 Act you are
      relying on (if any) and provide us with a detailed legal analysis supporting your determination that an exclusion is available to you. Your analysis should include all facts upon which your determination is based. Please note that we may have further comments after reviewing your response.
       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin S. Miller
                                                           Division of
Corporation Finance
Comapany NameFundrise Growth eREIT III, LLC
                                                           Office of Real
Estate & Construction
August 4, 2023 Page 2
cc:       Mark Schonberger
FirstName LastName